SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

Inphonic, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

45772G105

(CUSIP Number)

July 26, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45772G105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management LLC 13-3984298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Limited Liability Company formed under the laws of the State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,070,028 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,070,028 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,028 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.61%.

12.	Type of Reporting Person (See Instructions) HC; OO (Limited Liability Corporation)

2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management Inc. 13-3984786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Corporation formed under the laws of the State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,070,028 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,070,028 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,028 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.61%.

12.	Type of Reporting Person (See Instructions) HC; CO

3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Solit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,420

	6.	Shared Voting Power 2,070,028 shares of common stock

	7.	Sole Dispositive Power 4,420

	8.	Shared Dispositive Power 2,070,028 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,074,448 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.62%.

12.	Type of Reporting Person (See Instructions) IN; HC

4

Item 1.
(a)	Name of Issuer Inphonic, Inc.
(b)	Address of Issuer's Principal Executive Offices 1010 Wisonsin Ave., Suite 600, Washington, DC 20007

Item 2.
(a)	Name of Person Filing This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and (iii) Paul J. Solit
(b)	Address of Principal Business Office or, if none, Residence (i), (ii), and (iii) 825 Third Avenue, 33rd Floor New York, NY 10020
(c)	Citizenship (i) New York (ii) New York (iii) U.S.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 45772G105

Item 3.	Not Applicable
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
POTOMAC CAPITAL MANAGEMENT LLC POTOMAC CAPITAL MANAGEMENT INC.
	(a)	Amount beneficially owned: 2,070,028 shares of common stock
	(b)	Percent of class: 5.61%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 2,070,028 shares of common stock
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 2,070,028 shares of common stock
PAUL J. SOLIT
	(a)	Amount beneficially owned: 2,074,448 shares of common stock
	(b)	Percent of class: 5.62%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 4,420 shares of common stock
		(ii)	Shared power to vote or to direct the vote 2,070,028 shares of common stock
		(iii)	Sole power to dispose or to direct the disposition of 4,420 shares of common stock
		(iv)	Shared power to dispose or to direct the disposition of 2,070,028shares of common stock

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [     ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of August 2007

POTOMAC CAPITAL MANAGEMENT LLC

By: /s/ Paul J. Solit Paul J. Solit, Managing Member

POTOMAC CAPITAL MANAGEMENT INC.

By: /s/ Paul J. Solit Paul J.Solit, President

PAUL J. SOLIT

By: /s/ Paul J. Solit Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B	Joint Filing Agreement dated August 6, 2007 among Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul J. Solit